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                              April 3, 2024

       Runzhe Zhang
       Chief Executive Officer
       LZ Technology Holdings Limited
       No. 59-2, Wanghai Street, Siming District,
       Xiamen, Fujian Province, 361008
       People   s Republic of China

                                                        Re: LZ Technology
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 21,
2024
                                                            File No. 333-276234

       Dear Runzhe Zhang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1.                                                   We note the changes you
made to your disclosure appearing on the Cover page,
                                                        Prospectus Summary, and
Risk Factor sections relating to the legal and operational risks associated with
operating in China and PRC regulations. It is unclear to us that there have been changes in the
regulatory environment in the PRC since the Registration
                                                        Statement that was
filed on December 22, 2023 warranting revised disclosure to mitigate the challenges you face
and related disclosures. The Sample Letters to China-Based
                                                        Companies sought
specific disclosure relating to the risk that the PRC government may intervene in or
influence your operations at any time, or may exert control over operations of your business, which
could result in a material change in your operations and/or the value of the securities
you are registering for sale. The Sample Letters also sought specific disclosures relating to
uncertainties regarding the enforcement of laws and that the rules and regulations in
China can change quickly with little advance notice. We do not believe
 Runzhe Zhang
LZ Technology Holdings Limited
April 3, 2024
Page 2
      that your revised disclosure referencing the PRC government   s intent to
strengthen its
      regulatory oversight conveys the same risk. Please revise or advise.

       Please contact Melissa Kindelan at 202-551- 3564 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameRunzhe Zhang
                                                           Division of
Corporation Finance
Comapany NameLZ Technology Holdings Limited
                                                           Office of Technology
April 3, 2024 Page 2
cc:       Kevin (Qixiang) Sun, Esq.
FirstName LastName